DWS Distributors, Inc.
(A Wholly Owned Subsidiary of
DWS Investment Management Americas, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2020

		Class A common stock	Class B common stock	Paid-in capital	Retained earnings	Total
Balance at December 31, 2019	$	1,000	10	11,634,065	73,258,572	84,893,647
Net loss		-	-	-	(165,487)	(165,487)
Shared-based compensation, net		-	-	(44,334)	-	(44,334)
Dividends paid		-	-	-	(40,000,000)	(40,000,000)
Balance at December 31, 2020	$	1,000	10	11,589,731	33,093,085	44,683,826

See accompanying notes to financial statements.